KRAMER LEVIN NAFTALIS & FRANKEL llp

April 25, 2013

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549-4720 Attn: James E. O’Connor
Re:	Arden Investment Series Trust (“AIST”); Registration No. 811-22701

Dear Mr. O’Connor:

We are writing to respond to the comments of the staff of the Securities Exchange and Commission (the “SEC”) that you provided to us on April 3, 2013 in connection with Post-Effective Amendment No. 2 and No. 3 to the registration statement of AIST, filed with the SEC on March 18, 2013, relating to its respective series Arden Alternative Strategies II and Arden Variable Alternative Strategies Fund (collectively, the “Funds”).   Additionally, attached to this letter as Appendix A is a blackline showing changed pages of the Arden Variable Alternative Strategies Fund's prospectus that reflect your comments applicable to both Funds.

The staff’s comments are summarized below, and each is followed by our response.

Comment 1:

Please delete the Redemption Fee and Management Fee footnotes on page 3 of the prospectuses. They are neither permitted nor required by Item 3. See General Instruction C.3.(b) to Form N-IA.

Response to Comment 1:  The requested deletion has been made.

Comment 2:

Please delete everything but the first sentence of the Other Expenses footnote on page 3 of the prospectuses. The disclosure is neither permitted nor required by Item 3. See General Instruction C.3.(b) to Form N-IA.

Response to Comment 2:  The requested deletion has been made.

Comment 3:

For the Fee Waiver / Expense Reimbursement footnote on page 3 of the prospectuses, please also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-IA.

Response to Comment 3:  The requested disclosure has been added.

Comment 4:

Please identify the sub-advisers in the prospectuses.

Response to Comment 4:  The Board of Trustees has not taken action yet with regard to sub-advisers but they are proposed to be identical to the sub-advisers of the initial series, the Arden Alternative Strategies Fund.

Comment 5:

Why is there no Acquired Fund Fees and Expenses (AFFE) entry in the prospectuses? If investing in underlying investment companies, including ETFs and 3(c)(1) and (7) funds, as well as any other investment companies creates a principal risk, why is there not an AFFE entry in the fee table?

Response to Comment 5:  We do not expect the AFFE to amount to 1 basis point or more of the net asset value of the Funds.

Comment 6:

Please explain on what basis the Fund has claimed an exemption under the Commodity Exchange Act of 1974 (CEA)? On February 9, 2012, the CFTC adopted amendments to Rule 4.5 that curtail the ability of registered investment companies that invest in commodity-based derivatives to claim an exclusion from registration as a commodity pool operator ("CPO"). Based on these amendments, it appears that, given the Fund's intention to invest in various derivative instruments (e.g., futures contract, spot contracts, forward contracts, commodity-based swaps, options on commodities, commodity-linked structured notes, commodity-linked exchange traded notes) characterized, in whole or in part, as "swaps" under the "Dodd Frank" Act, and in "controlled foreign corporations" making such investments, the Fund's adviser will be required to register as a CPO under amended Rule 4.5. Given the Fund's investment strategy, it does not appear eligible for exclusion under the amended rule. (See Section 4.5(c)(2)(iii)(A), (B), and (C).) Nor does it appear able to satisfy the conditions of any of the CFTC's no-action letters under the amended rule. (See, e.g., CFTC No-Action Letter No. 12-03 (July 10, 2012) and CFTC No-Action Letter No. 12-13 (October 11, 2012).) Please also add disclosure that the Fund will be subject to dual registration costs and compliance burdens as a result of its commodities investments. Otherwise explain to us why this is not the case?

Response to Comment 6:  The disclosure has been revised to address the comment.

Comment 7:

By way of background, Section 851(b)(2) of the Internal Revenue Code provides that an investment company will not qualify as a "regulated investment company" ("RIC") unless 90% of its gross income is derived from certain enumerated sources (the "qualifying income test"). Section 851(b)(2) identifies income from "securities" (as defined in Section 2(a)(36) of the 1940 Act)" as qualifying. In 2006, the IRS published a revenue ruling (Rev. Rul. 2006-1) providing that a RIC cannot treat income from commodity-based derivatives as qualifying. (The ruling specifically addressed total return swaps based on a commodity index.) This revenue ruling stated that there is no "conclusive authority" whether a commodity-based derivative is a "security" defined in Section 2(a)(36), but that the legislative history of Section 852(b)(2) indicates that Congress did not intend income from commodity-based derivatives to be qualifying. A subsequent revenue ruling (Rev. Rul. 2006-31) provided, however, that Rev. Rul. 2006-1 "was not intended to preclude a conclusion that the income from certain instruments (such as certain structured notes)... is qualifying income." As you note, some funds have received private letter rulings (PLRs) specifically permitting them to invest in commodity-linked structured notes (CLNs). (See, e.g., PLR 200822012.) In addition, the IRS has issued PLRs permitting RICs to treat the undistributed E&P of a controlled foreign corporation (the undistributed "Subpart F income") as qualifying income. (See, e.g., PLR 200647017.) These latter PLRs address an issue that was not raised in Rev. Rule. 2006-1. That is, the tax code specifically treats distributed Subpart F income as qualifying, thus creating a negative inference with respect to the undistributed Subpart F income.

We find the statement in the Tax Risk section of the prospectuses that the Funds intend to take the position that income from its investments in commodity-linked notes and in a Subsidiary will constitute “qualifying income” to be troubling because it appears to indicate a willingness by the Funds to undertake a course of action that seems to be imprudent, given that the Funds could make alternative investments to CLNs that would seem to be less risky in tax terms. For example, the case for treating commodity-linked exchange traded notes (ETNs) as "securities" under section 852(b)(2) is stronger than for CLNs, because the former are publicly offered and publicly traded, despite the fact that their treatment is still uncertain. In addition, if distributed Subpart F income is not problematic because it is qualifying, why would every effort not be made to have the CFC make investments whose Subpart F income could be distributed annually? Please explain, where appropriate, what steps, if any, the Fund will take to mitigate the tax risks described in this section.

Response to Comment 7:  We note, as disclosed, each of the Funds will invest no more than 15% of its net assets in the Subsidiary.  Further, the Tax Risk disclosure has been modified slightly to address the comment.  Such disclosure indicates that in the absence of a ruling for the Funds, there can be no certainty in this regard.

Comment 8:

In the fourth sentence of the second paragraph under “Tax Risk”, insert “commodity-linked notes and” before “the Subsidiary”.

Response to Comment 8:  The requested insertion has been made.

Comment 9:

 Under the Management sections of the prospectuses, add the Adviser’s assets under management as of a recent date.

Response to Comment 9:  The requested disclosure has been added.

Comment 10:

Please address the following issues that would be raised by the Fund's use of one or more wholly-owned Cayman Island subsidiaries ("CFCs").

o Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFCs.

o Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

o Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

o Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

o Disclose, as appropriate, whether any of the CFCs principal investment strategies or principal risks constitute principal investment strategies of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

o Confirm that the financial statements of the CFC will be consolidated with those of the fund.

o Confirm in correspondence that: (1) the CFCs expenses will be included in the fund's prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC's books and records by the staff; and (4) the CFC's board of directors should sign the fund's registration statement.

Response to Comment 10:  Additional disclosure has been added under the Section, “About the Fund’s Wholly-Owned Subsidiary”.  Further, we refer the staff to the pertinent disclosures in the “About the Fund’s Wholly-Owned Subsidiary” and the “Tax Risk” sections of the prospectuses.

We also confirm that: (1) the financial statements of the CFC will be consolidated with those of the Funds; (2) the CFC’s expenses will be included in the fee tables; and (3) the CFC and its board of directors will agree to inspection of the CFC's books and records by the staff.

With regard to the request that CFCs board of directors sign each Fund’s registration statements, we do not feel this is appropriate given the above referenced disclosures and confirmations, and because each of the Funds will invest no more than 15% of its net assets in CFCs.

*           *           *

We hope that these responses adequately address your comments. AIST accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. AIST acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. AIST further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ George M. Silfen
George M.  Silfen

APPENDIX A

SUMMARY OF THE FUND
Investment Objective

The Fund seeks to achieve capital appreciation.

Fees and Expenses of the Fund

                      This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”).  The accompanying prospectus of the participating insurance company provides information on initial or contingent deferred sales charges, exchange fees or redemption fees for that variable life insurance policy.  The fees and expenses of those products are not charged by the Fund and are not reflected in this table.  Expenses would be higher if those fees were included.

	Class 1 Shares	Class 2 Shares
Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None	None
Redemption Fee (as a percentage of amount redeemed) ~~1~~	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee ~~2~~	[ %]	[ %]
Distribution and Service (12b-1) Fees	None	[0.25%]
Other Expenses ~~3~~1	[ %]	[ %]
Dividend and Interest Expenses on Short Positions	[ %]	[ %]
Total Annual Fund Operating Expenses	[ %]	[ %]
Less Fee Waiver/Expense Reimbursement ~~4~~2	0.00%	0.00%
Net Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	[ %]	[ %]

1	~~Payable to the Fund on shares redeemed within 90 days of purchase. See page [35] of this~~
~~Prospectus for more detail.~~
~~2~~	~~The Management Fee is subject to breakpoints at certain asset levels. See page [28] of this Prospectus for more detail. 3~~
“Other Expenses” are based on estimates for the current fiscal year.  ~~“Other expenses” for the Class 1 Shares also includes investor and account servicing or “sub-transfer agency” costs to be paid to service agents of the Fund that maintain and administer omnibus accounts with the Fund and that have entered into service agreements with the Fund with respect to Class 1 Shares.  Fees for these services are not expected to exceed [    %] of the Fund's average daily net assets attributable to Class 1 Shares.~~

~~4~~2
The Fund's investment adviser, Arden Asset Management LLC, and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) described in detail on page [~~28] of this Prospectus.~~  ] of this Prospectus.  The Expense Limitation Agreement will remain in effect through the conclusion of the Fund’s third full fiscal year, unless sooner terminated at the sole discretion of the Board.   In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts.  Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation in effect at the time the expense was paid or absorbed.

3

Expense Example.  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs at the end of each period would be:

	1 Year	3 Years
Class 1	[$ ]	[$ ]
Class 2	[$ ]	[$ ]

Portfolio Turnover.  The Fund, which has not yet commenced operations, will pay transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs ~~and may result in higher taxes when Shares are held in a taxable account~~  .  These costs, which will not be reflected in annual fund operating expenses or in the Example above, will reduce the Fund's performance.

Principal Investment Strategies

In pursuing the Fund's objective, Arden Asset Management LLC (the “Adviser”) seeks to achieve a relatively low correlation to the major equity and fixed income markets through the allocation of the assets of the Fund among a number of sub-advisers (the “Sub-Advisers”) that employ a variety of alternative investment strategies.  The Adviser is responsible for selecting each Sub-Adviser and for determining the amount of Fund assets allocated to each Sub-Adviser.  When allocating assets among Sub-Advisers, the Adviser considers a range of

4

obligations.  Another risk is that the value of debt securities generally declines as interest rates rise. The value of debt securities may also decline as a result of a change in market perception of the creditworthiness of the issuer and a change in general market liquidity.  Any decline in the value of debt securities as a result of changes in credit quality or future interest rates will generally be greater for securities having longer maturities.  Non-investment grade securities, especially “high-yield” bonds (commonly referred to as “junk bonds”), which are speculative investments, have a much greater risk of default and are more sensitive to risks such as credit risk and interest rate risk.  In addition, the markets for non-investment grade securities may be thinner and less active than the markets for investment grade securities.

Convertible Securities.  Convertible securities held by the Fund may carry risks associated with both common stock and fixed-income securities. To the extent that a convertible security's investment value is greater than its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise, as with a fixed-income security. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.

Leverage Risk.  Leverage occurs when the Fund increases its assets available for investment using borrowings, short sales, derivatives, or similar instruments or techniques.  The Fund may engage in direct borrowings from banks, and may enter into derivatives, short sales and other transactions, all of which subject the Fund to leverage risk.  The use of leverage may make any change in the Fund’s net asset value even greater and thus result in increased volatility of returns.  The Fund’s assets that are used as collateral to secure the short sales may decrease in value while the short positions are outstanding, which may force the Fund to use its other assets to increase the collateral.  Leverage can also create an interest or other transactional expense that may lower the Fund’s overall returns.  Lastly, there is no guarantee that a leveraging strategy will be successful.

~~The Fund has claimed~~CFTC Regulation.  In implementing the Fund’s investment strategy, the Fund does not intend to qualify for an exemption from ~~the definition of the term commodity pool pursuant to Rule 4.5~~registration as a commodity pool under the recently revised Commodity Futures Trading Commission (the “CFTC”) Rule 4.5.  Accordingly, the Fund will be a commodity pool under the Commodity Exchange Act of 1974, as amended (the “CEA”)~~, and, therefore, is not subject to~~ and the Adviser has applied for registration ~~or regulation~~ as a “commodity pool ~~under the CEA.  However, in light of recent amendments to rules promulgated by the Commodity Futures Trading Commission (the “CFTC”), the use by the Fund of derivatives that are subject to regulation by the CFTC (including futures contracts, options on futures and swaps) may cause~~ operator” under the CEA.  Unless the CFTC’s and SEC’s overlapping regulations on matters such as disclosure, reporting and recordkeeping are harmonized, the nature and extent of the impact of the new CFTC requirements on the Fund ~~to be regulated as a commodity pool.  The Adviser is currently reviewing the amended rules to determine whether the Fund will be regulated as such or whether the Fund can continue to conduct its operations in such a manner as to avoid CFTC regulation.  If the Fund remains exempt from such regulation pursuant to Rule 4.5, the Fund will need to implement procedures to monitor its use of futures (and related options) and swaps so that the Fund is not deemed to be a commodity pool.  Thus, compliance with CFTC regulations may materially impact the Fund’s investment program.~~is currently uncertain.  Compliance with the CFTC’s new regulatory requirements (on top of the SEC’s registration and compliance burdens) could increase Fund expenses, adversely affecting the Fund’s total return.

Shares of the Fund may fall in value and there is a risk that you could lose money by investing in the Fund.  There is no assurance that the Fund will achieve its objective.  An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Statement of Additional Information (“SAI”) contains further details about particular types of investment strategies and hedging techniques that may be utilized by the Adviser or a Sub-Adviser, as well as the risks associated with those strategies and techniques.

Additional Risk Factors.  Because of the types of securities in which Sub-Advisers will invest and the investment techniques the Sub-Advisers will use, the Fund is designed for investors who are investing for the long term.  Adverse changes in overall market prices and the prices of investments held by the Fund can occur at any time and there is no assurance that the Fund will achieve its investment objective.  When you redeem your Fund Shares, they may be worth more or less than what you paid for them.  The Fund is subject to certain risk factors in addition to the principal risks described earlier, including:

Investments in Underlying Funds.  The Fund's investments in Underlying Funds subject the Fund indirectly to the underlying risks of the Underlying Funds.  Investments in the securities of other funds involve duplication of advisory fees and certain other expenses.  By investing in another fund, the Fund becomes a shareholder of that fund.  As a result, the Fund's shareholders will indirectly bear the Fund's proportionate share of the fees and expenses paid by shareholders of the other fund, in addition to the fees and expenses the Fund's shareholders directly bear in connection with the Fund's own operations.  All, or a substantial portion of, the Underlying Funds may not be registered investment companies and, thus, are not subject to protections afforded by the 1940 Act, covering, among other areas, liquidity requirements, governance by an independent board, affiliated transaction restrictions, leverage limitations, public disclosure requirements and custody requirements.

respective investments.  The Subsidiary and the Trading Entities are not registered under the 1940 Act and, unless otherwise noted in this Prospectus, are not subject to all of the investor protections of the 1940 Act.  Changes in the laws of the United States, the U.S. states or the Cayman Islands, under which the Fund, the Trading Entities and the Subsidiary are organized and operated, as applicable, could prevent the Fund, the Subsidiary or the Trading Entities from operating as described in this Prospectus and could negatively affect the Fund and its shareholders.

Tax Risk.  To qualify for the tax treatment available to regulated investment companies under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Fund must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income.”  Income derived from direct investments in commodities is not “qualifying income.”  The U.S. Internal Revenue Service (the “IRS”) has indicated in a revenue ruling that income from certain instruments, such as certain structured notes, that create commodity exposure may constitute “qualifying income,” and it has issued private letter rulings holding that income derived from certain commodity-linked notes constitutes “qualifying income.”  In addition, the IRS has issued private letter rulings concluding that income derived by a regulated investment company from a wholly owned subsidiary, such as the Subsidiary, that invests in commodities and commodity-linked derivatives constitutes “qualifying income.”

Each of these private letter rulings applies only to the taxpayer that requested it and may not be used or cited as precedent.  Moreover, IRS has recently suspended the issuance of such rulings and is reviewing its policy in this area.  The Fund has not applied for or received such a ruling from the IRS, and has not determined whether to seek such a ruling if the IRS were to resume issuing such rulings.   ~~The~~Based on the reasoning applied by the IRS in those rulings, the Fund intends to take the position that income from its investments in commodity-linked notes and in a Subsidiary will constitute “qualifying income.”  In the absence of a ruling, however, there can be no certainty in this regard. It is possible that, as a consequence of its current review of this area, the IRS will reverse its prior position and publish guidance under which it will take the position that these items would not constitute “qualifying income.”  The tax treatment of the Fund’s investment in commodity-linked notes and the Subsidiary could also be adversely affected by future legislation or Treasury regulations. If income derived by the Fund from its investments in commodity-linked notes and the Subsidiary does not constitute “qualifying income,” the Fund will most likely not qualify as a regulated investment company under the Code.  In that case, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as dividend income.  If future legislation, Treasury regulations or IRS guidance prevents the Fund from treating its income from its investments in commodity-linked notes or a Subsidiary as “qualifying income,” the Fund and the Adviser will consider what action to take, including potentially liquidating the assets of the Fund held in the Subsidiary.

Special Portfolio Diversification Requirements Risk.  To enable a variable annuity or variable life insurance contract based on an insurance company separate account to qualify for favorable tax treatment under the Code, the underlying investments must follow special diversification requirements that limit the percentage of assets that can be invested in securities of particular issuers.  The Fund's investment program is managed to meet those requirements, in addition to other diversification requirements under the Code and the 1940 Act that apply to publicly-sold mutual funds.

Failure by the Fund to meet those special requirements could cause earnings on a contract owner's interest in an insurance company separate account to be taxable income.  Those diversification requirements might also limit, to some degree, the Fund's investment decisions in a way that could reduce its performance.

DISCLOSURE OF PORTFOLIO HOLDINGS

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's SAI.

MANAGEMENT

The Fund was established as a series of shares offered by Arden Investment Series Trust (the “Trust”), which was organized under the laws of the State of Delaware on April 11, 2012.  The Fund is a diversified, open-end management investment company registered under the 1940 Act and is commonly known as a “mutual fund.”  The Fund has retained the Adviser to manage all aspects of the investments of the Fund (including oversight of the Sub-Advisers).

Investment Adviser. Arden Asset Management LLC, located at 375 Park Avenue, 32nd Floor, New York, New York 10152, manages the investments of the Fund pursuant to an investment advisory agreement (the “Advisory Agreement”).  The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940.

The Adviser is an independent investment management firm dedicated exclusively to creating and managing portfolios of hedge funds since 1993.  The Adviser provides investment advisory services and management services to commingled hedge funds and registered investment companies.  The Adviser also serves as investment manager or management company to other customized portfolios, and provides investment advice and management services to customized portfolios, on either a discretionary or non-discretionary basis.   As of [, 2013,] the Adviser had more than [$  ] billion in assets under management.

The Adviser, subject to the general supervision of the Board, manages the Fund in accordance with its investment objective and policies, and maintains related records.

A discussion regarding the basis for the Board's approval of the Sub-Advisory Agreements will be available in the Fund's first report to shareholders.

About the Fund’s Wholly-Owned Subsidiary.  The Subsidiary is an exempted company organized under the laws of the Cayman Islands.  The Fund will invest in the Subsidiary in order to gain exposure to certain investments, including commodities investments, within the limitations of Subchapter M of the Code, applicable to “regulated investment companies.” The Fund will invest no more than 15% of its assets in the Subsidiary.

The Subsidiary is overseen by its own board of directors.  However, the Fund’s Board maintains oversight responsibility for investment activities of the Subsidiary generally as if the Subsidiary’s investments were held directly by the Fund.  The Adviser is responsible for the Subsidiary’s day-to-day business pursuant to the Advisory Agreement, and the Sub-Adviser selects the Subsidiary’s investments pursuant to an Addendum to the Sub-Advisory Agreement with the Adviser.  Under these agreements, the Adviser and the Sub-Advisers provide the Subsidiary with the same type of management and sub-advisory services, under the same terms as are provided to the Fund.  The Subsidiary has entered into addendums to the Fund's administrative and custody agreements for the provision of the same services as are being provided to the Fund.  The Subsidiary will bear the fees and expenses incurred in connection with the advisory, administrative and custody services that it receives.  The Fund expects that the expenses borne by the Subsidiary will not be material in relation to the value of the Fund’s assets.

In managing the Subsidiary’s investment portfolio, and in adhering to the Fund’s compliance policies and procedures, the Adviser will treat the assets of the Subsidiary generally as if the assets were held directly by the Fund.  The Adviser will also treat the assets of the Subsidiary generally as if the assets were held directly by the Fund with respect to its adherence to the Fund’s investment policies and restrictions .  The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on a consolidated basis with the Subsidiary and any investment adviser to the Subsidiary serves as such in compliance with the provisions of the 1940 Act.  The Subsidiary also complies with applicable provisions of the 1940 Act relating to affiliated transactions and custody.  The custodian of the Fund serves as the custodian of the Subsidiary.

Please refer to the SAI for additional information about the organization and management of the Subsidiary.

SHAREHOLDER INFORMATION

Fund shares are sold to participating insurance companies, and are redeemed, at their net asset value per share.  The net asset value that applies to a purchase order is the next one calculated after the insurance company (as the Fund's designated agent to receive purchase orders) receives the order from its contract owner, in proper form.  Fund shares are redeemed at the next net asset value calculated after the insurance company (as the Fund's